UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___*)


                   Insurance Management Solutions Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001063167
                      -------------------------------------
                                 (CUSIP Number)

                                    12/31/99
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [ ]  Rule 13d-1(c)

                              [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

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CUSIP No. 0001063167
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====== =========================================================================
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Ansbacher (Cayman) Limited
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 0
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                (see item 4)
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               0
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  (see item 4)
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       (see item 4)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                          [ ]
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       (see item 4)
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
====== =========================================================================



                                Page 2 of 6 Pages

------------------------------------------------------
CUSIP No. 0001063167
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Item 1(a).     Name of Issuer:

               Insurance Management Solutions Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               360 Central Avenue
               St. Petersburg, Florida  33701

Item 2(a).     Name of Person Filing:

               Ansbacher (Cayman) Limited, a Cayman company ("Ansbacher"), is filing this statement as the sole trustee of the Bankers International Financial Corporation II Trust (the "BIFC Trust").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               Ansbacher House, Jeannette Street
               P.O. Box 887
               George Town, Grand Cayman
               British West Indies

Item 2(c).     Citizenship:

               See Item 2(a).

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               0001063167



                                Page 3 of 6 Pages

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CUSIP No. 0001063167
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Item 3.        If  this  statement  is  filed  pursuant  to  Rules 13d-1(b),  or
               13d-2(b) or (c), check whether the person filing is a:

               Not applicable

Item 4.        Ownership

               (a)-(b)

               As of January 31, 2000, Bankers Insurance Group, Inc., a Florida corporation ("BIG"), was the beneficial owner of 8,021,400 shares of the Issuer's Common Stock, or approximately 63.3% of the outstanding Common Stock, which includes the 3,449,971 shares of the Issuer's Common Stock, or approximately 27.2% of the outstanding Common Stock held of record by Bankers Insurance Company, a Florida corporation and wholly owned subsidiary of BIG ("BIC"). Each of Bankers International Financial Corporation, Ltd., a Cayman corporation ("BIFC Ltd."), as the ultimate parent of BIG and BIC, and the BIFC Trust, as a discretionary charitable trust which owns all of the outstanding shares of BIFC Ltd., may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BIG and BIC, which represent an aggregate of 8,021,400 shares of the Issuer's Common Stock or approximately 63.3% of the outstanding Common Stock. Thus, Ansbacher, as the sole trustee of the BIFC Trust, may be deemed to possess indirect beneficial ownership of the shares held by BIG and BIC. Ansbacher is unaffiliated with BIG, BIC, the Issuer and their respective officers and directors. The filing of this statement by Ansbacher shall not be construed as an admission that Ansbacher is for the purposes of Section 13(d) or
               Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

               (c)
                                   Sole     Shared        Sole         Shared
               Reporting          Voting    Voting    Dispositive   Dispositive
               Person              Power    Power        Power         Power

               Ansbacher                   See Item                   See Item
               (Cayman) Limited      0     4(a)-(b)        0          4(a)-(b)

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable



                                Page 4 of 6 Pages

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CUSIP No. 0001063167
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Item 7.       Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on By the Parent Holding Company.

              Not applicable

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification.

              Not applicable



                                Page 5 of 6 Pages

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CUSIP No. 0001063167
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                                    SIGNATURE


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

    Date: March 10, 2000

                                    ANSBACHER (CAYMAN) LIMITED



                                    By:   /s/  David K. Meehan
                                       ---------------------------------------
                                        Name:  David K. Meehan
                                        Title: Attorney-in-fact under Power
                                                 dated 2/8/99




                                    Exhibits

1 Power of Attorney for Ansbacher (Cayman) Limited (previously filed with the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934 and incorporated herein by reference).



                                Page 6 of 6 Pages